December 13, 2019

Xinyu Jiang
Chief Executive Officer
Dynamic Shares Trust
401 W. Superior St., Suite 300
Chicago, IL 60654

       Re: Dynamic Shares Trust
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 27, 2019
           CIK No. 0001771951

Dear Mr. Jiang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Cover page

1. We note your response to comment 3, however, we disagree that the fact that this is a continuous offering means that it is also perpetual. Please revise to clarify that the offering does not have a termination date.
Creation and Redemption of Shares, page 45

2. We note your response to comment 7. Please disclose the response in an appropriate location in the registration statement.
 Xinyu Jiang
FirstName LastNameXinyu Jiang
Dynamic Shares Trust
Comapany13, 2019
December NameDynamic Shares Trust
Page 2
December 13, 2019 Page 2
FirstName LastName
        You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters.
Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:      Bilal Malik